November 18, 2016
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cecilia Blye, Director of the Office of Global Security Risk Larry Spirgel, Assistant Director Jennifer Hardy, Special Counsel

Re:	Harmonic Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 24, 2016
File No. 0-25826

Ladies and Gentlemen:
On behalf of Harmonic Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 21, 2016, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Commission on March 24, 2016 (the “Form 10-K”). The Company is filing via EDGAR this letter and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015.
General

1.
The ProView 8000 User Guide posted on your website includes a license agreement stating that if the products or software are identified as export controlled items under the Export Laws, the user represents and warrants that it is not a citizen or otherwise located within several identified countries, including Syria and Sudan. The statement implies that products and software that are not export controlled items may be used by persons in Sudan and Syria. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Harmonic Inc. 4300 North First Street, San Jose, CA 95134 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission
November 18, 2016

The Company respectfully advises the Staff that it does not do business in Syria or Sudan either directly or through subsidiaries, affiliates, distributors or resellers, and, to the best of the Company’s knowledge, it has not provided any products, technology or services to Syria or Sudan, except as noted below, and has not had any contacts with the governments of Sudan or Syria or the entities that they control. The Company’s policies and procedures restrict sales into U.S.-sanctioned countries and the Company conducts screening to ensure that its products are not exported or reexported to the sanctioned countries.

In August 2016, one of the Company’s foreign resellers processed an order from an entity in Sudan for the purchase of one of the Company’s products, but the shipment was stopped by the Company before the product was delivered to the potential end-user in Sudan. The Company voluntarily disclosed this potential violation to the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”) on September 26, 2016. The Company has provided training to the reseller to remind the reseller of the restrictions on doing business in countries subject to a U.S. embargo with respect to the Company’s products, technology or services and to prevent a recurrence of this type of issue. Additionally, the Company enhanced its screening procedures to ensure that end-user fields are thoroughly screened before any shipments are made. Also, earlier this year, the Company acquired a French company which shipped one of its foreign-origin products to an end-user in Sudan shortly after the acquisition closed. The shipment was not in violation of U.S. law and did not require any approval under OFAC or BIS regulations. While the French company could continue to do business with Sudan, the Company, as a matter of its policy, will not allow the French company to do business with Sudan.

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company respectfully advises the Staff that, as noted above, the Company does not have and has not had any contacts with Syria and the inadvertent isolated transactions involving Sudan do not constitute a material investment risk. With the foreign reseller order, the product at issue cost $1,317 and was never delivered to the entity in Sudan. Further, the Company does not expect that any penalty will be assessed by BIS or OFAC in response to its voluntary disclosure to BIS and OFAC and, if any penalty is assessed, it would not be material to the Company. With respect to the shipment by the French company, the shipment was authorized under U.S. law and the shipped products cost approximately $22,000. The Company believes that a reasonable investor would not be concerned with these isolated and inadvertent contacts with Sudan.

3.	Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

The Company advises the Staff that the product sold by the foreign reseller to the potential end-user in Sudan was a dual use item classified under ECCN 5A991. The shipment by the French company was of commercial items that were not subject to BIS regulations.

Securities and Exchange Commission
November 18, 2016

4.
On page 10 you identify Huawei Technologies as a significant customer. Huawei recently was issued a subpoena by the U.S. Department of Commerce regarding its exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Please address for us the potential for reputational harm to result from your association with Huawei.

The Company advises the Staff that the Company maintains policies and procedures designed to prevent the unauthorized sale, export or reexport of its products and the diversion of those products in violation of applicable export control laws and regulations by all customers, including Huawei, and, to the best of the Company’s knowledge, its business with Huawei is in full accordance with all applicable laws. The Company is aware that Huawei has been issued a subpoena by the U.S. Department of Commerce and of the negative publicity relating to Huawei. The Company continues to monitor its business with Huawei to ensure continued compliance with the laws. The Company is not aware of any concerns from investors, customers or suppliers regarding its business with Huawei and, accordingly, the Company does not anticipate any material adverse impact on its reputation from doing business with Huawei.

Please direct your questions or comments regarding the Company’s responses to me at (408) 542-2500. Thank you for your assistance.

Sincerely,

/s/ Timothy Chu

Timothy Chu
General Counsel, SVP HR
and Corporate Secretary

cc:    Patrick J. Harshman
Harold Covert
Harmonic Inc.

Robert G. Day
Jordan S. Coleman
Wilson Sonsini Goodrich & Rosati, P.C.